FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of October 2005


                               DIANA SHIPPING INC.
                 (Translation of registrant's name into English)

                               Diana Shipping Inc.
                                   Pendelis 16
                              175 64 Palaio Faliro
                                 Athens, Greece

                    (Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F [X]      Form 40-F [_]

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes [_]        No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

          Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Diana Shipping Inc. (the "Company") today, October 28, 2005, announcing its earnings for the third quarter of 2005 and a dividend declaration.

Exhibit 1
---------

                                       Corporate Contact:
                                       Ioannis Zafirakis
                                       Director and Vice-President
                                       Telephone: + 30-210-9470100
                                       E-mail: izafirakis@dianashippinginc.com

For Immediate Release

                                       Investor and Media Relations:
                                       Edward Nebb
                                       Euro RSCG Magnet
                                       Telephone: + 1-212-367-6848
                                       E-mail: ed.nebb@eurorscg.com



                  DIANA SHIPPING INC. REPORTS FINANCIAL RESULTS
         FOR THE THIRD QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2005

        DECLARES CASH DIVIDEND OF $0.465 PER SHARE FOR THE THIRD QUARTER

             CONFERENCE CALL AND WEBCAST TO BE HELD NOVEMBER 3, 2005


ATHENS, GREECE, October 28, 2005 - Diana Shipping Inc. (NYSE: DSX), a global shipping transportation company specializing in dry bulk cargoes, today reported net income of $16.4 million for the third quarter of 2005, compared to net income of $8.9 million recorded in the third quarter of 2004, representing an increase of $7.5 million or 84%. Voyage and time charter revenues were $25.8 million for the third quarter of 2005, an increase of 70% from the $15.2 million reported in the same period of 2004.

Net income for the nine months ended September 30, 2005 increased by $22.6 million or 79% to $51.1 million, compared to $28.5 million for the equivalent period in 2004. Voyage and time charter revenues were $79.1 million for the first nine months of 2005, compared to $45.4 million for the same period of 2004, representing an increase of 74%.

Dividend Declaration
--------------------

The Company has declared a cash dividend on its common stock of $0.465 per share, based on the Company's results of operations during the third quarter ended September 30, 2005. The cash dividend will be payable on or about November 22, 2005 to all shareholders of record as of November 7, 2005. The Company has 40 million shares of common stock outstanding.

Operating Results
-----------------

During the third quarter of 2005, there were 10 vessels on average operating in the Company's fleet.


Fleet Employment Profile
Currently Diana's fleet is employed as follows:


  Name                      Year Built       Age                 DWT                 Employment91)               Expiration(2)
  ----                      ----------       ---                 ---                 -------------               -------------
*Nirefs                        2001          4.7               75,311                   $17,400                 Nov 24, 2005
*Alcyon                        2001          4.6               75,247                  $ 22,582                Oct. 15, 2007
*Triton                        2001          4.5               75,336                  $ 37,300                Nov. 27, 2005
*Oceanis                       2001          4.3               75,211                  $ 28,500                 Nov 23, 2005
*Dione                         2001          4.7               75,172                  $ 32,500                 Nov. 4, 2005
*Danae                         2001          4.7               75,106                  $ 30,000                Jan. 13, 2007
**Protefs                      2004          1.1               73,630                  $ 18,000                 Dec 22, 2005
**Calipso                      2005          0.7               73,691                  $ 17,250                Dec. 22, 2005(3)
**Clio                         2005          0.4               73,691                  $ 17,500                 Dec 13, 2005
**Bolina                       2004          1.1               73,583                  $ 25,000                 Jul. 4, 2007
    (tbr Thetis)(4)
Pantelis SP                    1999          6.6               169,883                 $ 47,500                Jan. 25, 2008
                                                             ----------
                                              Total:           915,851

----------
1    Gross Time Charter Rate per day.
2    Estimated dates assuming earliest redelivery by charterers.
3    Based on latest information.
4    Based on latest information received from sellers, the expected delivery to owners is November 25, 2005. *,** Each denotes a fleet of sister ships.



Summary of Selected Financials & Other Data

                                                                          Three Months Ended                Nine Months Ended
                                                                             September 30,                    September 30,
                                                                       2005              2004             2005               2004
                                                                    ----------       -----------       ----------        -----------
                                                                           (unaudited)                           (unaudited)
INCOME STATEMENT DATA (in thousands of US Dollars):
      Voyage and time charter revenues                               $  25,802          $  15,221      $   79,099      $   45,387
      Voyage expenses                                                    1,551              1,056           5,189           3,087
      Vessel operating expenses                                          4,045              2,717          10,668           6,767
      Net income                                                        16,444              8,908          51,115          28,513
FLEET DATA
      Average number of vessels                                           10.0                6.3             9.2             6.1
      Number of vessels                                                   10.0                7.0            10.0             7.0
      Weighted average age of fleet (in years)                             4.0                3.3             4.0             3.3
      Ownership days                                                       920                582           2,515           1,674
      Available days                                                       892                582           2,487           1,674
      Operating days                                                       891                580           2,480           1,670
      Fleet utilization                                                  99.9%              99.7%           99.7%           99.8%
AVERAGE DAILY RESULTS
      Time charter equivalent (TCE) rate (1)                         $  27,187          $  24,338      $   29,719      $   25,269
      Daily vessel operating expenses (2)                            $   4,397          $   4,668      $    4,242      $    4,042

----------
(1)  Time charter  equivalent rates, or TCE rates, are defined as our voyage and time charter  revenues less voyage  expenses during a period divided by the number of our available  days during the period,  which is consistent  with industry  standards.  Voyage expenses  include port charges,  bunker (fuel)
     expenses,  canal charges and commissions.  TCE rate is a standard  shipping industry  performance  measure  used  primarily to compare  daily  earnings generated  by vessels on time  charters  with daily  earnings  generated by vessels on voyage  charters,  because  charter  hire  rates for  vessels on voyage  charters  are  generally  not  expressed  in per day amounts  while charter hire rates for vessels on time charters are generally  expressed in such amounts.

(2)  Daily  vessel  operating  expenses,  which  include  crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the  costs of  spares  and  consumable  stores,  tonnage  taxes  and  other
     miscellaneous   expenses,  are  calculated  by  dividing  vessel  operating expenses by ownership days for the relevant period.


Conference Call and Webcast Information
---------------------------------------

Diana Shipping Inc. will conduct a conference call and webcast at 10:30 A.M. Eastern Time on Thursday, November 3, 2005, to discuss these financial results. Investors may access the webcast on the Company's website at www.dianashippinginc.com by clicking on the webcast link. The webcast also is accessible at www.viavid.net, by clicking on the Diana Shipping link under "Events". Listeners should allow extra time before the webcast begins to register for the webcast and download any necessary audio software. The conference call also may be accessed by telephone by dialing 1-888-858-4756 (for U.S.-based callers) or 1-973-935-2405 (for international callers).

A replay of the webcast will be available soon after the completion of the call and will be accessible on both www.dianashippinginc.com and www.viavid.net. A telephone replay will be available by dialing 1-877-519-4471 (for U.S.-based callers) or 1-973-341-3080 (for international callers); callers must enter the code number 6657528.

About the Company
-----------------

Diana Shipping Inc. is a global provider of shipping transportation services. The Company specializes in transporting dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes. Diana Shipping Inc. priced its initial public offering of common stock on March 17, 2005.

Cautionary Statement Regarding Forward-Looking Statements
---------------------------------------------------------

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" "pending and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions,
including  without  limitation,   our  management's  examination  of  historical
operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

                         (See financial tables attached)


                                                        DIANA SHIPPING INC.
                                           CONSOLIDATED STATEMENTS OF INCOME (Unaudited)
                           Expressed in thousands of U.S. Dollars, except share, per day and fleet data

                                                                        Three Months Ended                 Nine Months Ended
                                                                          September 30,                    September 30,
                                                              --------------------------------    ---------------   ----------------
                                                                    2005               2004           2005             2004
                                                              -----------------  -------------    ---------------   ----------------
                                                                         (unaudited)                        (unaudited)
 REVENUES:
 Voyage and time charter revenues                              $     25,802    $      15,221      $      79,099     $      45,387

 EXPENSES:
       Voyage expenses                                                1,551            1,056              5,189             3,087
       Vessel operating expenses                                      4,045            2,717             10,668             6,767
       Depreciation and amortization of deferred charges              2,629            1,278              6,967             3,666
       Management fees                                                  450              228              1,245               660
       General and administrative expenses                              734              373              2,447             1,357
       Foreign currency losses/(gains)                                 (11)                8               (29)                 2
                                                                 -----------     ------------      -------------      ------------
       Operating income                                              16,404            9,561             52,612            29,848
                                                                 -----------     ------------      -------------      ------------

 OTHER INCOME (EXPENSES):
       Interest and finance costs                                     (257)            (689)            (2,162)           (1,408)
       Interest Income                                                 297               36                665                73
                                                                 -----------     ------------      -------------      ------------

       Total other income (expenses), net                                40            (653)            (1,497)           (1,335)
                                                                 -----------     ------------      -------------      ------------

 Net Income                                                    $     16,444    $       8,908      $      51,115     $      28,513
                                                                 ===========     ============      =============      ============

Earnings per common share, basic and diluted                   $       0.41    $        0.32      $        1.40     $        1.03
                                                                 ===========     ============      =============      ============

Weighted average number of common shares, basic and diluted      40,000,000       27,625,000         36,554,945        27,625,000
                                                                 ===========     ============      =============      ============




BALANCE SHEET DATA

                                                                                             September 30,          December 31,
                                                                                                  2005                  2004
                                                                                           ---------------         --------------
                                                                                              (unaudited)
ASSETS
      Cash and cash equivalents                                                               $     29,984        $      1,758
      Other current assets                                                                           2,107               1,791
      Advances for vessels under construction and acquisitions
        and other vessel costs                                                                       4,435              19,234
      Vessels' net book value                                                                      232,218             132,853
      Other non-current assets                                                                       1,949                   -
                                                                                                 ----------         -----------
          Total assets                                                                        $    270,693        $    155,636
                                                                                                 ==========         ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
      Current liabilities, including current portion of long term debt                        $      4,657        $     11,344
      Long-term debt, net of current portion                                                             -              85,168
      Other non-current liabilities                                                                    276                  72
      Total stockholders' equity                                                                   265,760              59,052
                                                                                                 ----------         -----------
          Total liabilities and stockholders' equity                                          $    270,693        $    155,636
                                                                                                 ==========         ===========


OTHER FINANCIAL DATA (unaudited)

                                                                 Three Months Ended            Nine Months Ended
                                                                   September 30,                  September 30,
                                                             2005             2004             2005            2004
                                                          ----------       ---------        ----------     ------------
                                                                 (unaudited)                       (unaudited)
      Net cash from operating activities                    $    17,381   $    10,647      $    57,664     $   33,060
      Net cash used in investing activities                     (4,470)       (16,921)         (91,487)       (25,739)
      Net cash from/(used in) financing activities             (21,600)        (3,257)          62,049         (6,101)


                                   SIGNATURES


          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               DIANA SHIPPING INC.
                                  (registrant)


Dated:  October 28, 2005                      By:    /s/ Anastassis Margaronis
                                                     --------------------------
                                                     Anastassis Margaronis
                                                     President










23159.0003 #612756